

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

<u>Via Email</u>
David E. Sparks
President and Chief Executive Officer
First Priority Financial Corporation
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355

Re: First Priority Financial Corporation
       Amendment No. 2 to Registration Statement on Form S-4
        Filed October 19, 2012
        File number 333-183118

Dear Mr. Sparks:

    We have reviewed your amended registration statement and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>First Priority's Financial Statements</u>

<u>Unaudited Notes to Consolidated Financial Statements</u>

<u>Note 11. Income Taxes, page 165</u>

1. We note your response to prior comment 7 in our letter dated October 4, 2012. Please provide us with the supplemental information noted below in order for us to evaluate your accounting for the deferred tax asset valuation allowance:

   - Please explain in further detail your statement that when management made the determination that the deferred tax asset was more likely than not to be realized, the use of a two year projection was supportable. In this regard, it would appear that projections serve as the evidence that support the realizability of the deferred tax asset rather than the other way around.

- Please tell us if you relied upon budgeted core earnings in your judgment to reduce the valuation allowance in 2010, 2011 and 2012;
- In the determination of budgeted core earnings, please tell us your basis for the determination that each of the individual expense adjustments was not considered to be part of your core business operations.
- In the determination of budgeted core earnings, please tell us how you determined that each item of non-interest income (e.g. gains on investment sales) should be included in arriving at this amount. We note that the gains recognized on investment sales have significantly impacted operating performance in each of the periods presented.
- Tell us the components of your projected non-interest income utilized in the 24 month projection. As part of your response, please tell us specifically how you project wealth management fees as well as your accounting for this fee source.
- In regard to the budgeted vs. actual loan loss provisions included in the projections for each of the periods, please tell us why the actual provisions were in excess of budgeted provisions for each period and how this experience along with the projected loan growth and credit quality metrics (i.e. and changes therein) were considered in the development of the projected 24 month loan loss provision;
- In light of actual loan growth not meeting budgeted expectations in the periods presented, please tell us specifically how you plan to recognize net loan growth and resulting increases in interest income in each of the next two years as budgeted. Please be specific as to the steps to be taken and types of loans made in order to generate this projected growth also taking into consideration the stagnant loan growth experienced thus far in fiscal 2012.
- Please tell us the specific new information management relied upon that sheds additional light on management's ability to forecast future earnings that prompted the changed in forecast period from a 12-month forecast period at December 31, 2011 to a 24-month period at June 30, 2012.

2. Please explain to us how you considered the following in support of management's decision to reverse a portion of the deferred tax asset valuation allowance during the periods presented:

- The magnitude and duration of your past losses as well as your return to profitability;
- The significant factors driving your past losses and the current profitability; and
- The sustainability of your current profitability in light of the current economic environment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review

You may contact David Irving at 202-551-3321, or Marc Thomas, Review Accountant, at 202-551-3452 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-33419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

By Email to: David W. Swartz
      dws@stevenslee.com